LIFTOFF MOBILE, INC.

900 MIDDLEFIELD ROAD, REDWOOD CITY, CALIFORNIA 94063

VIA EDGAR

February 17, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Jeff Kauten, Esq.

Re:	Liftoff Mobile, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-292700

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Liftoff Mobile, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal, effective immediately, of the Company’s Registration Statement on Form S-1 (File No. 333-292700), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 13, 2026 and amended on January 16, 2026, January 28, 2026 and January 29, 2026.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on January 13, 2026 and was declared effective on January 30, 2026.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact Joshua Ford Bonnie at (202) 636-5804, Jonathan R. Ozner at (212) 455-2632 or Katharine L. Thompson at (202) 636-5860.

Sincerely, LIFTOFF MOBILE, INC.

By:	/s/ Jeremy Bondy
Name: Jeremy Bondy
Title: Chief Executive Officer

cc:	Michal Kaplan Yasin Keshvargar Davis Polk & Wardwell LLP